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                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed proxy materials for these shareholder meetings which contain information regarding such potential participants. Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.


  The following press release was issued by Northrop Grumman on April 17, 2002.
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[LETTERHEAD OF NORTHROP GRUMMAN]


For Immediate Release

NORTHROP GRUMMAN CAUTIOUSLY OPTIMISTIC
--------------------------------------
ABOUT TRW SHARING NON-PUBLIC INFORMATION
----------------------------------------

     LOS ANGELES -- April 17, 2002 -- Northrop Grumman Corporation (NYSE: NOC) expressed cautious optimism that it will be able to promptly begin a review of non-public information concerning TRW Inc., following TRW's announcement that "TRW would anticipate sharing non-public information with interested parties."

     Kent Kresa, chairman and chief executive officer of Northrop Grumman, said, "We have been asking for the opportunity to conduct a normal due diligence review of TRW since February, when we first proposed an acquisition. It's no coincidence that this was announced on the eve of the April 22 vote of TRW shareholders on whether the Northrop Grumman offer may proceed under Ohio law. The big question now is whether TRW will seek to impose unreasonable conditions, such as a halt to the pending exchange offer, on Northrop Grumman's access to the non-public information." Yesterday, Kresa pointed out, TRW asked Northrop Grumman to agree to a delay of the TRW shareholders meeting, but Northrop Grumman has declined.

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     "The only thing which has brought TRW even this far," Kresa stated, "is the pressure of the pending shareholder vote. If shareholders wish to see meaningful negotiations between Northrop Grumman and TRW, they should keep up that pressure by voting for the control share acquisition proposal at the Special Meeting on April 22 and for the Northrop Grumman proposals at the Annual Meeting of TRW shareholders on April 24." Neither of those votes commit TRW's shareholders to accept any offer, but they will help to give real life to a negotiating process between the two companies. At the end of that process, shareholders will have the opportunity to decide for themselves if they wish to accept Northrop Grumman's exchange offer, or any transaction which TRW management may approve. But, this will only be the case if the control share acquisition proposal is approved on April 22, and if Northrop Grumman is afforded a meaningful due diligence opportunity. Otherwise, as we have repeatedly said, Northrop Grumman will have no choice but to drop this transaction and go on to other things."

     Mr. Kresa added that Northrop Grumman was not surprised by TRW's rejection of the $53 value offered by Northrop Grumman last Monday. "Even if they are prepared to begin a true negotiating process, we would not expect them to publicly accept the offer we have made," Kresa said. "The real question is whether TRW is truly prepared to begin a meaningful process."

     Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

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Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672)
and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto, contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on April 22, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.

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